July 22, 2005

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	SBA Communications Corporation - File No. 000-30110

Form 10-K for the fiscal year ended December 31, 2004
Filed March 16, 2005 (“2004 Form 10-K”)

Form 10-Q for the quarterly period March 31, 2005
Filed May 10, 2005 (“March 2005 Form 10-Q”)

Dear Mr. Spirgel:

On behalf of SBA Communications Corporation (the “Registrant”), we hereby respond to the Commission Staff’s comment letter dated July 12, 2005 regarding the Registrant’s 2004 Form 10-K and March 2005 Form 10-Q.

Please note that for the Staff’s convenience we have recited the Staff’s comment and provided the Registrant’s response to the comment immediately thereafter.

Larry Spirgel

Securities and Exchange Commission

July 22, 2005

Form 10-K for the fiscal year ended December 31, 2004

Item 6.	Selected Financial Data

1. Disclose your ratio of earnings (deficiency) to fixed charges.

Pursuant to our conversations with the Staff, we understand that this comment has been withdrawn.

Consolidated Statements of Operations, page F-4

2. If the caption “gross profit” excludes depreciation and amortization for property and equipment directly attributed to the generation of revenue, we believe that this presentation inappropriately reports a figure for income before depreciation and amortization. As required by SAB 11:B, please revise your presentation to either reclassify the applicable depreciation to “cost of revenues” or remove the caption “gross profit” and indicate the amount of applicable depreciation that is excluded from “cost of revenues.” Please revise this presentation throughout your filing.

We acknowledge the Staff’s comment. The Registrant’s current disclosure in its Statement of Operations included in the 2004 Form 10-K and the March 2005 Form 10-Q reads “Cost of revenues (exclusive of depreciation, accretion and amortization shown below)” in compliance with SAB 11:B, however, in future filings the Registrant will revise the disclosure in the Management Discussion & Analysis section such that each time the Registrant provides disclosure regarding “cost of revenues”, such disclosure will include the clarification that cost of revenues excludes depreciation, accretion and amortization.

In addition, the Registrant will revise its presentation of revenues and expenses in future filings to eliminate any reference to “gross profit” in its Statement of Operations and will not include any such discussion in the corresponding Management Discussion & Analysis. The Registrant intends to present revenues and expenses in its Statement of Operations as follows:

Larry Spirgel

Securities and Exchange Commission

July 22, 2005

Revenues:

Site leasing

Site development

Total Revenues

Operating Expenses:

Cost of Revenues (exclusive of depreciation, accretion and amortization)

Cost of site leasing

Cost of site development

Selling, general and administrative

Restructuring and other charges

Asset impairment charges

Depreciation, accretion and amortization

Total operating expenses

Operating loss from continuing operations

We respectfully request that the Registrant be permitted to revise its presentation in future filings, rather than amending the 2004 Form 10-K and the March 2005 Form 10-Q.

Note 3, Restatement, page F-12

3. Please tell us how you concluded that your accounting is appropriate under paragraph 5(f) of SFAS 13. It appears to us that you considered the lease obligations of your tenants in determining your accounting and considered their renewals to be “reasonably assured.” Also tell us whether the recent consolidation of your customers will impact your accounting and the reasons why.

Paragraph 5(f) of SFAS 13, defines a lease term as “the fixed non-cancelable term of the lease plus” ...“(ii) all periods, if any, for which failure to renew the lease imposes a penalty (as defined in paragraph 5(o)) on the lessee in an amount such that renewal appears, at the inception of the lease, to be reasonably assured”. Pursuant to the Registrant’s current accounting policy, at the inception of each of its ground leases for a specific tower, the Registrant reviews each of the antennae tenant leases which it has executed for antennae space on such tower. Currently, the Registrant’s form of tenant lease requires that the Registrant continues to renew all renewal options in the underlying ground lease as necessary to ensure that the tower tenants may continue to have space on the tower, without disturbance, for the term of their respective tenant lease. Consequently, if the Registrant decided not to renew or canceled an underlying ground lease prior to (1) the end of the final term of the antennae tenant leases existing on the relevant tower or (2) the final term of the ground lease, whichever is earlier, the Registrant would be in breach of each antennae tenant lease that it had executed in connection with such tower, and would be subject to various penalties as defined in paragraph 5(o) of SFAS 13, including, (i) incurring liability for such breach to the tower lessee and (ii) forgoing the economic benefit of rents payable by such tower lessee for space on such tower.

Larry Spirgel

Securities and Exchange Commission

July 22, 2005

The Registrant does not believe that the recent consolidation of its underlying customers will impact its accounting with respect to ground leases. Pursuant to Paragraph 5(f), the Registrant determines the lease term of the relevant ground lease at the inception of such ground lease. Consequently, any changes to the material terms of the antennae tenant leases which might arise as a result of customer consolidation, such as a reduction in rent, reduction or extension in the initial term or the number of renewal terms of the antennae tenant leases or, even cancellation of such antennae tenant lease would not impact the accounting for the ground lease.

4. Please tell us if your restatement impacted your revenue recognition related to these leases. If so, tell us your revenue recognition policy and the basis for your accounting.

The Registrant’s recent restatement did not impact its revenue recognition policy. As noted in Registrant’s response to Question 3 above, tenants maintain the right to extend their respective antennae lease through the exercise of renewal options. Because control for this renewal does not reside with SBA, the Registrant cannot be reasonably assured of these renewals and thus the Registrant treats the lease term as only the fixed non-cancelable term of the lease.

Note 6(a). SFAS 143, page F-16

5. Please confirm to us that your lease terms give you an unconditional right to renew your ground leases. If not, tell us why it is appropriate to include the renewals in your estimate of the settlement dates. Also tell us how you determined your obligation for the ground leases that the lessor has the option to renew.

Each of the Registrant’s ground leases provides it an unconditional right to renew for all granted renewal terms. This right to renew coupled with the Registrant’s intent to renew are considered when estimating the settlement dates of its asset retirement obligations. In future filings with the SEC we will clarify this point in our footnote disclosures.

The Registrant does not have any ground leases where the lessor has the option to renew.

Note 10. Acquisitions, page F-17

6. Please tell us why no purchase price was allocated to goodwill and other intangible assets under SFAS 141.

The Registrant’s current accounting policy regarding the allocation of purchase price to goodwill and other intangible assets is outlined in the Acquisitions footnote (see footnote 10 in the December 31, 2004 10-K and footnote 8 in the March 31, 2005 10-Q.) In both footnotes, our policy states the following: “The Company will be evaluating all 2004 and 2005 acquisitions within one year after the respective closing date of the transactions for compliance with the provisions of Standards of Financial Accounting Standards No. 141, Business Combinations, which requires disclosure of the primary reasons for a business combination and the allocation of

Larry Spirgel

Securities and Exchange Commission

July 22, 2005

the purchase price paid for the assets acquired and the liabilities assumed by major balance sheet caption, as well as the separate recognition of intangible assets from goodwill if certain criteria are met”. Preliminary allocation of purchase price was made upon all acquisitions but we are awaiting other necessary information upon which a final allocation of purchase price will be made.

Form 10-Q for the quarterly period ended March 31, 2005

7. Comply with all applicable comments above.

See responses to comments 1 through 6.

As requested, this confirms on behalf of the Registrant that:

•	the Registrant understands that it is responsible for the adequacy and accuracy of the disclosure in its SEC filings;

•	the Registrant understands that staff comments or changes to disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to this filing; and

•	the Registrant understands that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above, please contact the undersigned at (305) 982-5592.

Sincerely,

AKERMAN SENTERFITT

/s/ Kara L. MacCullough
Kara L. MacCullough

KLM/ea

cc:	SBA Communications Corporation

Jeffrey A. Stoops, Chief Executive Officer

Anthony J. Macaione, Chief Financial Officer

Thomas P. Hunt, General Counsel